

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Junze Zhang
President and Chief Executive Officer
Huahui Education Group Ltd
13 th Floor, Building B1, Wisdom Plaza
Qiaoxiang Road, Nanshan District
Shenzhen , Guangdong Province , China 518000

   Re: Huahui Education Group Ltd
     Post Effective Amendment No. 2 to Form F-1
     Filed March 31, 2021
     File No. 333-235275

Dear Mr. Zhang:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment No. 2 to Form F-1 filed March 31, 2022

Cover page

1. We note your revisions in response to comment 2. Please ensure that you clearly state how you will refer to your subsidiaries and, as previously requested, refrain from using "we" to discuss either you or your subsidiaries.

2. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

3.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary, page 5

4.   We note your written response and revised disclosure in response to comment 3. On page 6 you have provide additional disclosures under the caption "Regulatory Oversight in China." Where you say some actions may "materially affect the interest of our investors," please revise to state the actions may "cause the value of such securities to significantly decline or be worthless." In addition, we note that you do not believe you, or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Please revise to clarify whether you have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If not, state as much and explain why such an opinion was not obtained and explain how you arrived at your conclusions. Also, please ensure that you have disclosed each of the scenarios described in our prior comment including the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5.   We note your written response to comment 4 and we reissue our comment. Please discuss in your prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factors, page 7

6.   We note your response to comment 6 and your revised disclosure. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. Your summary factors should refer to stand alone risk factors. For example, the summary risk factor entitled "Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our Operating Subsidiaries' ability to operate profitably in the PRC" should refer to a specific risk factor. This comment also applies to your Cover Page, where you also refer readers to your Risk Factor section

generally, rather than to a specific risk factor.

7. We note your risk factor that discusses the impact of the HFCAA on page 15. Please revise to acknowledge the timeframe under both the HFCAA and AHFCAA in which delisting could occur.

8. We note your risk factor on page 19 entitled (in part) "Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. ..." In this regard we note your statement that, "To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares." Please revise to state that this risk could materially decrease the value of the securities you are registering.

<u>ZDSE's Future Business Plan, page 48</u>

9. We note your intent to set up a VIE in the future for your online business. Please ensure that you enhance your disclosure at that time to discuss the various ramifications and risks associated with variable interest entities, as discussed in the Dear Issuer Letter posted on our web-site.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services